UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29925 / January 24, 2012

_____

In the Matter of	:)
	:)
CANTILEVER CAPITAL, LLC	:)
CANTILEVER GROUP, LLC	:)
	:)
137 Rowayton Avenue, Third Floor	:)
Rowayton, CT 06853	:)
	:)
(812-13781)	:)
	:)

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Cantilever Capital, LLC ("Cantilever") and Cantilever Group, LLC filed an application on
June 8, 2010, and amendments to the application on October 18, 2010, December 5, 2011, and
January 18, 2012, for an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from section 12(d)(3) of the Act. The order permits Cantilever to
acquire the securities of various investment managers that each derives more than 15% of its
gross revenues from securities related activities as defined in rule 12d3-1(d)(1) under the Act, in
excess of the limitations in rule 12d3-1(b).

On December 29, 2011, a notice of the filing of the application was issued (Investment Company
Act Release No. 29896). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 12(d)(3) of the Act, requested by Cantilever Capital, LLC and Cantilever Group, LLC (File No. 812-13781), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary